SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Amendment No.
Bear Stearns Companies Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
073902108

(CUSIP Number)
February 14, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	073902108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		43,446

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,316,339

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,620

WITH:	8	SHARED DISPOSITIVE POWER

		8,925

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,336,926

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

	☐
	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.8%

12	TYPE OF REPORTING PERSON *

	HC

CUSIP No.	073902108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Company, in various fiduciary capacities

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware banking corporation

	5	SOLE VOTING POWER

NUMBER OF		43,076

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,316,339

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,400

WITH:	8	SHARED DISPOSITIVE POWER

		8,775

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,336,556

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

	☐
	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.7%

12	TYPE OF REPORTING PERSON *

	BK

CUSIP 073902108
Item 1(a). Name of Issuer:
Bear Stearns Companies Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
One Metrotech North
9th Floor
Brooklyn, New York 11201
Item 2(a). Name of Person Filing:
Wilmington Trust Corporation, Wilmington Trust Company.
Item 2(b). Address of Principal Business Office, or if None, Residence:
1100 North Market Street
Wilmington, DE 19890
Item 2(c). Citizenship:
Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation.
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
073902108
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☑	Bank as defined in Section 3(a)(6) of the Exchange Act.

Wilmington Trust Company, a Bank, is a wholly- owned subsidiary of Wilmington Trust Corporation.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

Wilmington Trust Corporation is a Parent Holding Company.

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☑	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Wilmington Trust Corporation and Wilmington Trust Company are a Group.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	Wilmington Trust Corporation:	27,336,926	shares
	Wilmington Trust Company:	27,336,556	shares

(b)	Percent of class:

	Wilmington Trust Corporation:	18.8%
	Wilmington Trust Company:	18.7%

(c)	Number of shares as to which Wilmington Trust Corporation, Wilmington Trust

Company, have:

(i) Sole power to vote or to direct the vote	shares	43,446
(ii) Shared power to vote or to direct the vote	shares	27,316,339
(iii) Sole power to dispose or to direct the disposition of	shares	10,620
(iv) Shared power to dispose or to direct the disposition of	shares	8,925
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
      N/A
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
The Bear Stearns Companies Inc. 2008 Trust.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Wilmington Trust Company:           BK
Item 8. Identification and Classification of Members of the Group.
Wilmington Trust Corporation:       HC
Wilmington Trust Company:           BK
Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2008	Wilmington Trust Corporation
Wilmington Trust Company, as Trustee

	By:	/s/ Gerard A. Chamberlain

Gerard A. Chamberlain
Vice President and Assistant Secretary